UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-240253) filed with the SEC on July 31, 2020;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

•	Registration Statement on Form F-3 (No. 333-159218) initially filed with the SEC on May 13, 2009, as amended;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse share split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse split became effective on July 1, 2020. All share and per share amounts disclosed below and in the accompanying consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2020 and 2019:

	2020		2019
	$ million	% of total	$ million	% of total
Time charter-bareboat	2.6	1%	—	0%
Time charter-fixed rate	63.4	33%	65.6	45%
Time charter-variable rate (profit-share)	43.5	23%	23.8	17%
Voyage charter-spot market	78.4	41%	46.1	32%
Voyage charter-contract of affreightment	2.9	2%	8.5	6%

Total voyage revenue	190.8	100%	144.0	100%

Voyage revenue earned for the six months ended June 30, 2020 and 2019:

	2020		2019
	$ million	% of total	$ million	% of total
Time charter-bareboat	5.1	1%	—	0%
Time charter-fixed rate	125.9	34%	127.0	44%
Time charter-variable rate (profit-share)	87.6	24%	49.7	17%
Voyage charter-spot market	141.8	38%	97.4	33%
Voyage charter-contract of affreightment	9.3	3%	17.0	6%

Total voyage revenue	369.7	100%	291.1	100%

Voyage revenue earned during the three months ended June 30, 2020 totaled $190.8 million, a 32.5% increase, compared to $144.0 million earned in the three months ended June 30, 2019. Following a strong first quarter, market conditions for tankers further improved during the second quarter of 2020, the increase being primarily driven by falling oil prices, due to the Covid-19 pandemic which significantly reduced global oil demand as a result of extensive world-wide lock-down measures. This led to traders and consuming countries, either speculatively or strategically, stockpiling crude oil in onshore storage facilities and offshore in tankers which positively affected market rates. This was in addition to the impact of environmental legislation imposed by the IMO that reduced the size of the active fleet as older vessels were scrapped, and scrubber installations kept vessels out of the market, affecting spot rates which reached new peaks. The Company, by following a diversified employment strategy, benefitted from the upward trend in the market, mainly for the suezmaxes, aframaxes and panamaxes which enjoyed strong results by either participating in the spot market or earning profit share above their fixed time-charter rates.

Total utilization achieved by the fleet (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) was 95.7% in the second quarter of 2020 compared to 96.6% in the second quarter of 2019. The lost days were mainly due to the dry-docking of the handysize tanker Didimon and to long haul repositioning voyages of certain vessels to achieve more lucrative rates. In the previous second quarter, lost days related to the dry-docking of the panamax vessel Salamina and various repositioning voyages.

Operating days utilized on time-charter with profit-share arrangements decreased to 1,488 days in the second quarter of 2020 from 1,554 days in the second quarter of 2019. Despite the decrease in operating days by 4.2%, revenue earned by vessels operating on this type of charter, increased by 82.5% to $43.5 million compared to $23.8 million in the second quarter of 2019 as a result of increased rates. Operating days on pure time-charter without profit-share arrangements increased to 2,412 days in the second quarter of 2020 from 2,272 in the second quarter of 2019, mainly due to the addition of two suezmax vessels being fully operational during the second quarter of 2020. The amount of revenue earned remained relatively stable at $66.0 million and $65.6 million, respectively, mainly due to revenue amounting to $3.7 million determined by a tribunal as being due to the Company, during the second quarter of 2019 which related to late redelivery by the charterer of the VLCC Millennium in previous periods.

Employment days on spot and contract of affreightment decreased to 1,756 for the second quarter of 2020 from 1,799 for the equivalent period of 2019. Although revenue days on this type of employment decreased by 2.4%, the contribution of additional revenue earned reached $26.7 million, a 49.0% increase over the previous quarter, with spot rates generated by suezmax, aframax and handymax vessels during the second quarter of 2020 generating considerably higher freight per vessel than in the prior second quarter.

During the six months ended June 30, 2020, voyage revenues increased to $369.7 million from $291.1 million earned in the first half of 2019, an increase of $78.6 million, or 27.0%. For the first six months of 2020, the utilization rate remained relatively stable, achieving a 96.3%, compared to a 96.7% rate for the first six months of 2019.

The Company was able to benefit from the higher rates achieved in the spot market during the six-month period ended June 30, 2020 due to vessels being well positioned in the market, as evidenced by their TCE performance. Our aframax vessels generated additional revenue of $22.4 million, the increase being driven by the spike of spot market rates during the first and second quarter of 2020, with average time charter equivalent rate reaching $26,321 for the period ended June 30, 2020, compared to $20,813 for the equivalent period of 2019, a 26.5% increase. Our suezmax tankers also enjoyed strong results with profit share earnings surging up to $31.4 million for the first half of 2020, compared to $5.5 million profit share earned for the first six months of 2019. An additional contribution of $16.3 million in revenue was also generated by our panamax carriers for the six-month period ended June 30, 2020, compared to the corresponding period of 2019, mainly due to time charters’ renewals with higher rates and increased portions of profit share earned.

For the six-month period of 2020, the average daily TCE was $27,689 compared to $20,418 for the equivalent period of 2019, a 35.6% increase. For the second quarter of 2020, the time charter equivalent was $28,767 per day compared to $19,783 per day for the previous year’s second quarter, a 45.4% increase. Average daily TCE rate earned for the three- and six-month periods ended June 30, 2020 and 2019, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
LNG carrier	55,774	52,732	54,169	45,937
VLCC	34,096	48,335	49,114	38,073
Suezmax	36,897	15,947	33,554	17,664
DP2 Suezmax	50,853	50,310	50,853	50,310
Aframax	26,551	18,451	26,321	20,813
Panamax	23,706	14,194	20,726	13,662
Handymax	16,304	13,026	14,760	13,315
Handysize	18,993	12,359	19,071	13,998

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 192 days lost for the second quarter of 2020 and 392 for the first half of 2020 as a result of calculating revenue on a loading to discharge basis compared to 124 for the second quarter and 214 for the first half of 2019. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and available days):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Voyage revenues	$ 190,770	$ 144,020	$ 369,669	$ 291,064
Less: Voyage Expenses	(35,412)	(35,191)	(68,120)	(66,755)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	1,820	—	3,580	—

Time charter equivalent revenues	$ 157,178	$ 108,829	$ 305,129	$ 224,309

Divided by: net earnings (operating) days	5,464	5,501	11,020	10,986
Average TCE per vessel per day	$ 28,767	$ 19,783	$ 27,689	$ 20,418

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2020 and 2019:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2020	2019		2020	2019
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	17.4	18.4	(5.6) %	9,900	10,237	(3.3)%
Port and other expenses	10.9	11.8	(7.0) %	6,234	6,546	(4.7) %
Commissions	7.1	5.0	41.6%	4,031	2,778	45.1%

Total	35.4	35.2	0.6%	20,165	19,561	3.1%

Days on Spot and COA				1,756	1,799

Voyage expenses for the six months ended June 30, 2020 and 2019:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2020	2019		2020	2019
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	34.9	35.6	(1.9) %	10,685	10,760	(0.7)%
Port and other expenses	19.8	20.9	(5.5) %	6,052	6,324	(4.3) %
Commissions	13.5	10.3	31.2%	4,119	3,102	32.8%

Total	68.1	66.8	2.0%	20,856	20,186	3.3%

Days on Spot and COA				3,266	3,307

Voyage expenses were $35.4 million during the quarter ended June 30, 2020, compared to $35.2 million during the prior year’s second quarter, a minor 0.6% increase. As commissions are highly correlated to revenue patterns, the increase in voyage expenses is attributable to the additional revenue generated in the second quarter of 2020 compared to the equivalent period of 2019. The bunker expenses decrease of $1.0 million was driven mainly by the falling oil prices during the second quarter of 2020 and was partially offset by the volume of bunkers consumed, which was approximately 13.3% higher in the second quarter of 2020 compared to the second quarter of 2019. Total port expenses decreased by $0.9 million for the second quarter of 2020 compared to the equivalent period of 2019 and the average port expenses per vessel per day were 4.7% lower as a result of a long haul repositioning voyages and lower number of port calls during the second quarter of 2020 compared to the second quarter of 2019.

Voyage expenses were $68.1 million in the first six months of 2020, compared to $66.8 million in the first six months of 2019, a 2.0% increase. The increase in voyage expenses over the six-month periods is attributable to the increase of commission expenses and due to additional revenue earned during the corresponding periods. Bunker expenses in the first half of 2020 compared to the first half of 2019 decreased by $0.7 million, mainly due to the decrease in the average bunker prices by 15.2%, counterbalanced by the increase in volume of bunkers consumed on long-haul voyages. Port and other expenses decreased by $1.1 million between the six-month periods and decreased by 4.3% on a daily basis, as a result of long-haul voyages and a fewer number of port calls.

Commissions amounted to $7.1 million, or 3.7% of voyage revenue, during the second quarter of 2020 compared to $5.0 million, or 3.5% of voyage revenues, during the second quarter of 2019. The increase was due to higher voyage charter revenues, with commission rates remaining at similar levels on average as the prior equivalent period. For the six-month period ended June 30, 2020, commissions amounted to $13.5 million, or 3.6% of voyage revenue, compared to $10.3 million, or 3.5% of voyage revenues, in the corresponding period of 2019.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2020 and 2019:

	Operating expenses			Average daily operating expenses per vessel
	2020	2019		2020	2019
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	23.7	26.8	(11.4)%	4,144	4,599	(9.9)%
Insurances	4.1	3.8	6.6%	712	657	8.4%
Repairs and maintenance, and spares	7.1	7.5	(3.5) %	1,247	1,270	(1.8)%
Stores	2.9	3.2	(6.1)%	514	538	(4.4)%
Lubricants	2.0	1.7	14.1%	349	301	16.1%
Other (quality and safety, taxes, registration fees, communications)	2.7	3.2	(18.1)%	465	557	(16.7)%
Foreign currency losses (gains)	0.2	(0.1)	(332.7)%	27	(11)	(336.7)%

Total	42.7	46.1	(7.3)%	7,458	7,911	(5.7) %

Earnings capacity days excluding vessel on bare-boat charter				5,726	5,824

Operating expenses for the six months ended June 30, 2020 and 2019:

	Operating expenses			Average daily operating expenses per vessel
	2020	2019		2020	2019
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	50.7	53.7	(5.5)%	4,415	4,635	(4.7)%
Insurances	7.8	7.6	1.6%	675	660	2.4%
Repairs and maintenance, and spares	13.6	12.4	9.5%	1,185	1,074	10.4%
Stores	5.9	5.7	2.6%	513	496	3.5%
Lubricants	4.1	3.6	17.9%	358	301	18.8%
Other (quality and safety, taxes, registration fees, communications)	5.8	6.5	(11.8)%	500	564	(11.1)%
Foreign currency losses (gains)	0.3	(0.1)	(306.1)%	26	(13)	(307.7)%

Total operating expenses	88.2	89.4	(1.3)%	7,672	7,717	(0.5)%

Earnings capacity days excluding vessel on bare-boat charter				11,493	11,584

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency gains or losses.

Total operating costs were $42.7 million during the quarter ended June 30, 2020 compared to $46.1 million during the second quarter of 2019, a decrease of 7.3%. The decrease is partly attributable to a strengthening of the US dollar plus travel restrictions and repatriation difficulties due to the Covid-19 pandemic, which affected crew travelling costs for the second quarter of 2020 compared to the equivalent period of 2019. Significant re-stocking of spares and stores and supplies in the first quarter of 2020 contributed to a decrease in spares and stores’ expenses during the second quarter of 2020 compared to the second quarter of 2019. Operating expenses were $88.2 million in the first six months of 2020, compared to $89.4 million in the first six months of 2019, a 1.3% decrease. The decrease is partially offset by additional expenses performed for spares, stores and repairs due to a re-stocking of supplies during the first quarter of 2020. The operating fleet remained relatively the same for the second quarter and the six-month period of 2020, compared to the equivalent periods of 2019, while a minor increase of 1.4% and 2.3% in the earning capacity days is attributed to the delivery of vessels Mediterranean Voyager and Caribbean Voyager during late October 2019 and early January 2020, respectively, with both vessels being chartered under bareboat arrangements and bearing no operational expenses. The increase is partially offset by the sale of Suezmax vessel Silia T. in January 2020 and handysize vessel Didimon in June 2020.

Average operating expenses per ship per day decreased by $453 to $7,458 for the second quarter of 2020 from $7,911 in the second quarter of 2019, a reduction of 5.7%, mainly attributable to a decrease in crew related costs. For the six-month periods, average daily operating expenses per vessel remained stable at $7,672 in the first half of 2020 from $7,717 in the first half of 2019, a decrease of $45 daily, or 0.5%, due to higher expenditure during the first quarter of 2020, as stated above.

Depreciation and amortization of deferred charges

Depreciation and amortization charges totaled $34.5 million in the second quarter of 2020 compared to $34.3 million in the second quarter of 2019, a 0.7% increase. For the first half of 2020 depreciation and amortization decreased to $69.3 million from $69.5 million for the first half of 2019.

Depreciation amounted to $32.1 million in the second quarter of 2020 and $31.7 million in the second quarter of 2019, a $0.4 million increase, attributed to the delivery of two aframax vessels during the fourth quarter of 2019 and first quarter of 2020. The increase is partially offset by the sale of vessel Silia T. and the impairment charge taken on five vessels of the fleet during the fourth quarter of 2019. For the first six months of 2020, depreciation was $64.2 million compared to $64.3 million in the first six months of 2019, a 0.2% decrease.

Amortization of deferred dry-docking charges was $2.4 million during the second quarter of 2020, compared to $2.6 million during the second quarter of 2019. For the six-month periods ended June 30, 2020 and 2019, amortization of deferred dry-docking charges was $5.1 million and $5.2 million, respectively.

Gain (loss) on sale of vessels

In February 2020, the Suezmax Silia T. was sold for net proceeds of $15.3 million, resulting in a net gain of $1.6 million. In addition, handysize vessel Didimon was sold in June 2020 for net proceeds of $8.9 million, incurring a net loss on sale of $4.7 million. There were no vessel sales during the first half of 2019.

Impairment

In the first half of 2020, 54 of our vessels had carrying values in excess of their market values. Our fleet is for the most part young, with an average age of 9.2 years as of June 30, 2020 and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values. As at June 30, 2020 and 2019, the Company’s cash flow tests per vessel did not indicate that such an impairment charge was required for any vessel of the fleet intended to be held and used, other than described below.

As of June 30, 2020, the Company decided not to sell Izumo Princess, which was previously classified as held for sale and classified it as held and used. The carrying amount written down to $22.8 million consists of the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value as of June 30, 2020, resulting in an impairment charge of $2.8 million and is reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss). As of June 30, 2020, the Company classified Sakura Princess as held for sale and wrote down to $22.8 million based on the lower of the carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The resulting impairment charge was $10.7 million and is reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses (G&A expenses) increased to $7.7 million in the second quarter of 2020 compared to $6.8 million for the second quarter of 2019. Additionally, for the first six months of 2020 general and administrative expenses increased by $2.0 million, compared to the equivalent period of 2019.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.5 million during the quarter ended June 30, 2020, a 1.0% increase over the quarter ended June 30, 2019. For the six months ended June 30, 2020 management fees were $11.0 million compared to $10.8 million for the first six months of 2019, a 1.5% increase. The management fee per vessel may be increased annually if certain criteria defined in the management agreement are met. The management fee to Tsakos Energy Management has not been increased since the beginning of 2012.

In the first half of 2020, all the vessels in the fleet were technically managed by Tsakos Columbia Shipmanagement, S.A., apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by a third-party manager. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers are $37,280, of which $10,000 are payable to the management company and $27,280 to the third-party manager. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess, Millennium (until its sale), Hercules I and Ulysses are $27,500per month, of which $14,721 are payable to a third-party manager. Management fees for the DP2 shuttle tankers are $35,000 per month.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $1.5 million during the second quarter ended June 30, 2020 compared to $1.4 million during the previous year’s second quarter.

The Board of Directors approved an incentive award to the management company, of which $1.5 million has been accounted for the first six months of 2020, based on various performance criteria and taking into account cash availability and market conditions. No such award was granted in the first six months of 2019.

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,297 and $1,167 for the second quarter of 2020 and 2019, respectively. For the six-month period ended June 30, 2020, the daily overhead per vessel was $1,288 compared to $1,142 for the six-month period ended June 30, 2019.

Operating income

Income from vessel operations was $46.9 million during the second quarter of 2020, compared to $19.0 million during the second quarter of 2019, the increase being attributed to additional revenue earned and operating expenses maintained at lower levels for the second quarter of 2020 compared to the equivalent period of 2019. During the first half of 2020, income from vessel operations was $101.7 million, compared to $46.8 million during the first half of 2019, the significant increase being mainly due to vessels benefiting from a strong first and second quarter, with freight rates reaching high peaks compared to the lower levels of 2019 and operating expenses maintained at equivalent levels for the six-month period ended June 30, 2020 compared to the six-months ended June 30, 2019.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$ million	$ million	$ million	$ million
Interest on loans	12.0	18.1	26.4	36.9
Interest rate swaps cash settlements	0.2	—	0.3	0.1

Total interest	12.2	18.1	26.7	37.0
Less: Interest capitalized	(0.3)	(0.3)	(0.6)	(0.5)

Interest expense, net	11.9	17.8	26.1	36.5
Bunker hedging instruments cash settlements	1.5	0.4	4.8	0.7
Change in fair value of non-hedging bunker instruments	(2.1)	1.9	11.4	(0.6)
Change in fair value of hedging interest rate swaps	1.6	0.1	1.2	0.1
Discount of long-term receivables, net	(0.1)	—	2.0	—
Other finance costs	1.1	1.1	2.0	2.2
	x
Net total	13.9	21.3	47.5	38.9

Interest and finance costs, net, were $13.9 million for the second quarter of 2020, compared to $21.3 million for the second quarter of 2019, a 34.7% decrease, mainly attributed to the positive change in fair value of non-hedging bunker swaps of $4.0 million for the second quarter of 2020 compared to the equivalent period of 2019, and the downward trend of LIBOR resulting in lower interest on loans. Average loan interest rate decreased to 3.2% for the second quarter of 2020 from 4.6% in the second quarter of 2019, and loan interest (excluding the impact of interest rate swaps) decreased by $4.3 million for the second quarter of 2020 compared to the second quarter of 2019.

The Company paid interest on swaps of $0.2 million for the second quarter of 2020, whereas no payment was performed in the second quarter of 2019. For the six-month period ended June 30, 2020, interest paid on swaps amounted to $0.3 million compared to $0.1 million for the six-month period ended June 30, 2019.

For the six months ended June 30, 2020, interest and finance costs, net, were $47.5 million compared to $38.9 million for the six months ended June 30, 2019, a 22.2% increase. Loan interest (excluding the impact of interest rate swaps) decreased to $26.4 million in the six months ended June 30, 2020 from $36.9 million in the six months ended June 30, 2019 due to the decrease in the average loan interest rate to 3.5% from 4.7%, a 24.9% decrease.

Capitalized interest is based on expenditure incurred to date on vessels under construction. As of June 30, 2020, the Company had three vessels under construction, two suezmax and one LNG carrier, and four vessels, two aframax and two suezmax vessels as of June 30, 2019. Capitalized interest amounted to $0.3 and $0.6 million for the three and six-month periods ended June 30, 2020 compared to $0.3 million and $0.5 million for the equivalent periods of 2019.

During the first half of 2020, the Company entered into six bunker put option agreements in order to reduce the losses of its bunker swap agreements. The Company paid a total premium of $1.7 million and received $0.4 million. The fair value of the six put options on June 30, 2020, was $1.8 million (positive), and the change in the fair values in the first half of 2020 was $1.8 million (positive).

During the first half of 2020, the Company held one bunker call option agreement compared to three call option agreements for the equivalent period of 2019. In the first half of 2019, the Company paid a premium of $0.7 million compared to no premium paid for the respective six-month period of 2020. The changes in fair value of the call options for both first half of 2020 and 2019 amounted to $0.1 million (negative).

As of June 30, 2020, and June 30, 2019, the Company held twenty-nine and twenty-five bunker swap agreements, respectively, to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The change in the fair value of these instruments for the second quarter of 2020 and 2019, was $3.8 million (negative) and $1.6 million (negative), respectively. The changes in the fair values in the first half of 2020 and 2019 were $13.1 million (negative) and $0.8 million (positive), respectively, and have been included in Change in fair value of non-hedging financial instruments in the table above.

The Company as of June 30, 2020 has a long-term receivable of $24.8 million, which relates to the sale and leaseback transaction of four of its suezmax vessels with a financial institution. The Company has proceeded with the discount of the residual guarantees, of which net of unwinding, amounted to $2.0 million (negative) and $0.1 million positive for the six month and three month ended June 30, 2020, respectively.

Other finance costs amounted to $1.1 million for both second quarters of 2020 and 2019. In the first half of 2020, other finance costs amounted to $2.0 million compared to $2.2 million in the first half of 2019.

Interest income

During the second quarter of 2020, interest income was $0.1 million compared to $1.8 million during the second quarter of 2019. For the six-month periods ended June 30, 2020 and 2019, interest income was $0.5 million and $2.5 million, respectively. The decrease is mostly attributed to additional interest of $0.9 million determined by a tribunal during the second quarter of 2019, relating to the late redelivery of the VLCC Millennium by her charterer in previous periods.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya, Inca, Selini and Salamina. In the second quarter of 2020, Mare Success S.A, owned 51% by the Company, increased its paid-in capital by $8.2 million, of which $4.2 million constituted the 51% portion contributed by the Company and the $4.0 million constituted the 49% portion contributed by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of Flopec Petrolera Ecuatoriana (“Flopec”). After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular the panamax tankers, Byzantion and Bosporos. During the second quarter of 2020, the Company transferred the net assets of Byzantion and Bosporos to Mare Success. S.A. The Company accounted the transaction at the carrying amounts of the net assets. During the second quarter of 2019, the Company transferred the net assets of Selini and Salamina to Mare Success. S.A. The Company accounted for the transaction at the carrying amounts of the net assets.

There was net income attributable to the non-controlling interest in the second quarter of 2020 amounting to $1.8 million, compared to a net loss of $0.8 million in the prior year second quarter. For the six months ended June 30, 2020 the net income attributable to the non-controlling interest was $2.6 million and for the equivalent period of 2019 the net loss attributable to the non-controlling interest was $1.1 million.

Net income (loss)

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the second quarter of 2020, was $20.4 million, or $1.07 earnings per share basic and diluted, taking into account the impact of preferred stock dividends of $9.4 million on our Series C, Series D, Series E, Series F and Series G Preferred Shares and undistributed income to Series G participants of $1.7 million, compared to net loss of $12.6 million, or $0.72 loss per share basic and diluted, after preferred share dividends of $10.2 million and deemed dividend on Series B preferred shares of $2.7 million for the second quarter of 2019. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2020, was $31.4 million, or $1.64 earnings per share including the effect of cumulative dividends on our preferred shares of $19.1 million and undistributed income to Series G preferred share participants of $2.2 million, versus $11.6 million net loss, or $0.66 loss per share, including the effect of preferred share dividends of $20.4 million and deemed dividend on Series B preferred shares of $2.7 million for the six months ended June 30, 2019.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in the remainder of 2020 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of specific vessels.

With the current cash holdings and the number of vessels on time charter, and considering that market conditions remain relatively stable throughout the remainder of 2020 and 2021, the Company’s financial resources, including the cash expected to be generated within the year, will be sufficient to meet liquidity and working capital needs for the next twelve months, taking into account existing capital commitments and debt service requirements. If market conditions worsen significantly due to the current pandemic of COVID-19, then the Company’s cash resources may decline to a level that may put at risk the Company’s ability to service timely its debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above. See “the Impact of COVID-19 on our business” below.

Working capital (non-restricted net current assets) amounted to a positive $50.6 million as of June 30, 2020 compared to a positive $27.0 million as of December 31, 2019, respectively. The increase is mainly attributed to higher cash balances and the decreased current portion of loan facilities for the period ended June 30, 2020. The increase is partially offset due to the aframax vessel Sakura Princess classified as held for sale as of June 30, 2020 compared to two suezmax and one aframax vessel Archangel, Alaska and Izumo Princess classified as held for sale for the year ended December 31, 2019. The negative movement of the fair values of bunkers and interest rates swaps by $14.3 million and the increase of current portion of obligations under operating lease, attributed to the sale and lease back transaction for two of our suezmax vessels Archangel and Alaska have contributed to the increase of current liabilities.

Current assets decreased to $382.7 million at June 30, 2020 from $397.0 million at December 31, 2019, mainly due to one vessel accounted for as held for sale compared to three vessels, partially offset by an increase in cash and cash equivalents during the six-month period. Current liabilities decreased to $317.4 million at June 30, 2020 from $354.2 million at December 31, 2019, mainly due to the decrease in the current portion of debt which relates to the sale of three vessels during the first six months of 2020 and the decrease of accrued liabilities. This decrease is partially offset by the increase of the current portion of financial instruments and obligations under operating leases.

Net cash from operating activities was $142.1 million in the six-month period ended June 30, 2020, compared to $84.6 million in the first six months of 2019. The $57.5 million increase is primarily attributable to a stronger tanker market with higher TCE rates which contributed to an increase in voyage revenues by $78.6 million as more fully described in the paragraph “Voyage Revenues” in the “Results of operations” above. While revenue increased during the six-month period, cash expenditure remained relatively stable in the first half of 2020 compared to the equivalent period of 2019. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $212.2 million during the first six months of 2020, compared to $209.6 million in 2019, an increase of $2.6 million or 1.2%. The expense movements are fully described in the respective paragraphs in the “Results of operations” above. Inventories, mainly consisting of bunker fuel, increased by $1.8 million in the first half of 2020, with a $4.8 million positive turnaround compared to the period ended June 30, 2019, as the number of vessels operating under the spot market increased. Unearned revenue, arising from collection of time-charter hire during the second quarter of 2020 for services not rendered, increased by $3.0 million due to certain charterers paying early, compared to a $5.0 million increase in the first half of 2019 as several charterers paid hire in advance. Payments for dry-docking expenses decreased by $3.2 million due to only one handysize vessel undergoing its scheduled drydock compared to two panamax vessels dockings performed during the period ended June 30, 2019. Accrued liabilities and payables decreased by $13.0 million due to payments made to suppliers of fuel to the spot vessels, with such suppliers requiring payment in advance of delivery, compared to a decrease in accrued liabilities and payables by $2.9 million in the first six months ended June 30, 2019. Receivables and advances decreased by $5.5 million compared to a decrease in receivables of $3.6 million in the first six months of 2019, a $1.9 million improvement in rate of collectability. During the six-month period ended June 30, 2020, the Company deposited cash collateral of $5.6 million related to its derivative instruments, while no collateral security was provided during the equivalent period of 2019.

Net cash provided by operating activities increased to $84.6 million in the second quarter of 2020, compared to $45.4 million in the previous year’s second quarter. The $39.2 million increase is primarily attributable to the increase in voyage revenues by $46.8 million, or 32.5% due to a stronger tanker market with higher charter rates partially offset by an increase in charter hire expenses by $2.7 million.

Net cash used in investing activities was $6.4 million for the second quarter of 2020, compared to $12.0 million used for the equivalent period of 2019. Net cash provided by investing activities was $16.1 million for the six months ended June 30, 2020, compared to $32.8 million used in investing activities during the six months ended June 30, 2019. The cash inflow from investing activities was generated by the sale of three suezmax vessels, Silia T., Archangel and Alaska for net proceeds of $64.6 million during the first quarter of 2020, and the sale of handysize vessel Didimon for net proceeds of $8.9 million during the second quarter of 2020. Cash outflow from investing activities during the first six months of 2020, was due to the final payment of $31.6 million for the acquisition of aframax vessel Caribbean Voyager, in addition to yard installments for three vessels under construction, one LNG carrier and two suezmaxes, amounting to $24.5 million and $14.5 million for the second quarter of 2020. For the first half of 2019, cash outflow from investing activities related to payments for four vessels under construction and amounted to $31.9 million and $11.3 million for the second quarter of 2019. As at June 30, 2020 there were two suezmax and one LNG carrier new-buildings on order and the remaining yard installments to be paid for those vessels amounted to $269.2 million ($134.7 million in the second half of 2020 and $134.5 million in 2021), the majority of which will be covered through secured debt that we have arranged or that we expect to arrange. One suezmax tanker has been delivered during the third quarter of 2020, while the second suexmax vessel and the LNG carrier are expected to be delivered in the fourth quarter of 2020 and 2021, respectively. On July 1, 2020, the Company signed a shipbuilding contract for the construction of one 155,000 DP2 shuttle tanker tankers) from Daehan Shipbuilding Corporation.

Net cash used in financing activities was $48.1 million for the second quarter of 2020, compared to $32.5 million used during the second quarter of 2019. In the second quarter of 2020, the Company drew down $13.7 million for the financing of two under construction suezmax vessels and $22.6 million for the refinancing of certain loans. In addition, the amount of $33.8 million was paid in scheduled installments and the amount of $23.8 million was prepaid for the refinancing of loans. Cash inflow from financing activities was partially offset by funds expended under the stock repurchase program announced on March 24, 2020. The Company has acquired 413,533 common shares under this program for a total amount of $5.1 million through June 30, 2020. In the second quarter of 2019, the Company drew down $38.3 million for the refinancing of certain loans and $10.3 million for the financing of two under construction aframax vessels. In addition, the amount of $39.9 million was prepaid for the refinancing of loans and a further $37.1 million was paid in scheduled installments during the second quarter of 2019. Cash inflow from financing activities during the second quarter of 2019 was achieved by the capital contribution of $10.0 million relating to the increase of paid in capital of Mare Success S.A. Net cash used in financing activities was $105.0 million in the six months ended June 30, 2020, compared to $79.7 million used during the six months ended June 30, 2019. In addition to the second-quarter transactions of 2020 mentioned above, during the six months ended June 30, 2020, we drew down $65.7 million, of which $25.9 million related to the financing and delivery of the aframax vessel Caribbean Voyager, and the remaining for the refinancing of one vessel. In addition, the Company proceeded with scheduled loan repayments of $49.8 million, debt prepayment of $37.5 million relating to the sale of three vessels and $31.9 million prepayment regarding the refinancing of one vessel for the first quarter of 2020. An additional $4.0 million relates to the increase of paid in capital of Mare Success S.A, as also discussed above. During the first half of 2019, and in addition to the second-quarter transactions mentioned above, there were scheduled loan repayments amounting to $41.2 million, $150.7 million were drawn down for the refinancing of five vessels and repayment of the same amount of debt and $5.2 million for the financing of one under construction aframax vessel.

Total debt outstanding decreased from $1.54 billion at December 31, 2019, to $1.47 billion at June 30, 2020. The debt to capital (equity plus debt) ratio was 49.8% at June 30, 2020 (or 45.1% on a net of cash basis).

During the first half of 2020, the Company issued 172,227 common shares for net proceeds of $3.5 million. During the first half of 2019, the Company issued 53,575 common shares for net proceeds of $0.9 million.

On March 24, 2020, the Company announced that its Board of Directors had approved a stock repurchase program for open market purchases for up to $50 million of its common and/or its preferred shares. As of June 30, 2020, the Company had acquired 413,533 common shares for a total amount of $5.1 million, which shares are held as treasury stock.

On January 30, 2020 and April 30, 2020, the Company paid dividends of $0.55469 per share, $2.2 million in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7.1 million in total, on its 9.50% Series F Preferred Shares. On January 30, 2019 and April 30, 2019, the Company paid dividends of $0.50 per share, $2.0 million in total, on its 8.00% Series B Preferred Shares, $0.55469 per share, $2.2 million in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7.1 million in total, on its 9.50% Series F Preferred Shares.

On February 28, 2020, and May 29, 2020, the Company paid dividends of $0.54687 per share, $3.7 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.3 million in total, on its Series E Preferred Shares. On February 28, 2019, and May 29, 2019, the Company paid dividends of $0.54687 per share, $3.7 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.3 million in total, on its Series E Preferred Shares.

As of June 30, 2020, the Company was in full compliance with all the covenants contained within the terms of its Series C Preferred Shares. There are no financial covenants in the Company’s other outstanding series of preferred shares.

On June 26, 2020, the Company paid a dividend of $0.375 per common share, or $7.1 million in total, to common shareholders and $0.7 million in total to Series G Convertible Preferred shareholders, which participate in dividends paid on the common shares. On May 30, 2019, the Company paid a dividend of $0.25 per common share, $4.4 million in total.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2020 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2020, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty loan agreements totaling $1.47 billion, apart from the collateral value-to-loan requirement in one of its loan agreements, which is expected to be compliant in the first quarter of 2021 as a result of regularly scheduled installment payments.

Impact of COVID-19 on our Business

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and energy consumption which may have a negative effect on the Company’s business, financial performance and the results of its operations. The impact of the COVID-19 pandemic has negatively impacted demand for oil in 2020, however, in the first half of 2020, while LNG charter rates weakened, crude and product tanker freight and charter rates remained strong, in part due to off-shore oil storage and longer-haul voyages reducing the number of vessels available for trade. A continued slowdown in the global economy and demand for oil may result in decreased demand for seaborne transportation of oil and oil products, as began to develop in the third quarter of 2020, and a continued decline in demand for seaborne transportation of LNG, and in turn charter rates for our vessels not fixed on long-term fixed-rate charters, the extent of which will depend largely on future developments. Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during the first half of 2020, which disruptions could also continue to affect our operations.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2020 AND DECEMBER 31, 2019

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2020	December 31, 2019
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 244,497	$ 184,835
Restricted cash	12,055	12,935
Margin deposits (Note 12)	5,617	—
Accounts receivable, net	38,741	40,342
Capitalized voyage expenses	895	505
Due from related companies (Note 2)	22,711	20,113
Advances and other	16,736	23,282
Vessels held for sale (Note 4)	22,750	100,277
Inventories	14,865	13,032
Prepaid insurance and other	2,375	895
Current portion of financial instruments-Fair value (Note 7,12)	1,486	798

Total current assets	382,728	397,014

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7,12)	730	287
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	61,890	21,428
LONG TERM RECEIVABLE (Note 4)	22,852	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	63,671	61,475
Vessels	3,597,877	3,610,590
Accumulated depreciation	(996,660)	(977,339)

Vessels’ Net Book Value	2,601,217	2,633,251

Total fixed assets	2,664,888	2,694,726

DEFERRED CHARGES, net (Note 5)	22,883	27,648

Total assets	$ 3,155,971	$ 3,154,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$ 183,661	$ 235,513
Payables	33,336	36,611
Due to related companies (Note 2)	7,277	7,702
Accrued liabilities	41,552	50,873
Unearned revenue (Note 3)	15,023	12,067
Current portion of obligations under operating lease (Note 4)	18,283	7,534
Current portion of financial instruments - Fair value (Note 7,12)	18,220	3,900

Total current liabilities	317,352	354,200

LONG-TERM DEBT, net of current portion (Note 6)	1,276,878	1,298,783
LONG-TERM OBLIGATIONS UNDER OPERATING LEASE (Note 4)	43,607	13,894
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7,12)	38,663	14,907

	June 30, 2020	December 31, 2019
	(UNAUDITED)
STOCKHOLDERS’ EQUITY (Note 8):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding at June 30, 2020 and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,625,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2019	18,640	18,650
Common shares, $ 5.00 par value; 35,000,000 shares authorized at June 30, 2020 and December 31, 2019; 19,194,615 shares issued and 18,781,082 shares outstanding at June 30, 2020 and 19,015,721 shares issued and outstanding at December 31, 2019, respectively	95,973	95,079
Additional paid-in capital	994,597	992,020
Cost of treasury stock	(5,071)	—
Accumulated other comprehensive loss	(42,673)	(18,353)
Retained earnings	390,537	364,000

Total Tsakos Energy Navigation Limited stockholders’ equity	1,452,003	1,451,396
Non-controlling Interest	27,468	20,923

Total stockholders’ equity	1,479,471	1,472,319

Total liabilities and stockholders’ equity	$ 3,155,971	$ 3,154,103

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2020 AND 2019

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2020	2019
VOYAGE REVENUES (Note 3):	$ 190,770	$ 144,020
EXPENSES:
Voyage expenses	35,412	35,191
Charter hire expense	5,421	2,698
Vessel operating expenses	42,705	46,072
Depreciation and amortization	34,503	34,260
General and administrative expenses	7,665	6,797
Loss on sale of vessels (Note 4)	4,688	—
Impairment charges (Note 4)	13,450	—

Total expenses	143,844	125,018

Operating income	46,926	19,002

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(13,881)	(21,262)
Interest income	120	1,773
Other, net	108	(2)

Total other expenses, net	(13,653)	(19,491)

Net income (loss)	33,273	(489)
Less: Net (income) loss attributable to the non-controlling interest	(1,794)	794

Net income attributable to Tsakos Energy Navigation Limited	$ 31,479	$ 305

Effect of preferred dividends	(9,422)	(10,204)
Undistributed income to Series G participants	(1,653)	—
Deemed dividend on Series B preferred shares	—	(2,750)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	20,404	(12,649)
Earnings (loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$ 1.07	$ (0.72)

Weighted average number of shares, basic and diluted	19,087,556	17,550,394

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2020	2019
VOYAGE REVENUES (Note 3):	$ 369,669	$ 291,064
EXPENSES:
Voyage expenses	68,120	66,755
Charter hire expense	10,561	5,367
Vessel operating expenses	88,194	89,396
Depreciation and amortization	69,331	69,543
General and administrative expenses	15,269	13,233
Loss on sale of vessels (Note 4)	3,050	—
Impairment charges (Note 4)	13,450	—

Total expenses	267,975	244,294

Operating income	101,694	46,770

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(47,474)	(38,855)
Interest income	511	2,547
Other, net	517	(31)

Total other expenses, net	(46,446)	(36,339)

Net income (loss)	55,248	10,431
Less: Net (income) loss attributable to the non-controlling interest	(2,545)	1,106

Net income attributable to Tsakos Energy Navigation Limited	$ 52,703	$ 11,537

Effect of preferred dividends	(19,064)	(20,408)
Undistributed income to Series G participants	(2,219)	—
Deemed dividend on Series B Preferred Shares	—	(2,750)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	31,420	(11,621)
Earnings (loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$ 1.64	$ (0.66)

Weighted average number of shares, basic and diluted	19,105,159	17,535,743

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2020, AND 2019

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2020	2019
Net income (loss)	$ 33,273	$ (489)
Other comprehensive loss
Unrealized gain (loss) from hedging financial instruments
Unrealized loss on interest rate swaps, net (Note 9)	(2,052)	(5,839)

Comprehensive income (loss)	31,221	(6,328)

Less: comprehensive (income) loss attributable to the non-controlling interest	(1,794)	794

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$ 29,427	$ (5,534)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020, AND 2019

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2020	2019
Net income	$ 55,248	$ 10,431
Other comprehensive income (loss)
Unrealized gain (loss) from hedging financial instruments
Unrealized loss on interest rate swaps, net (Note 9)	(24,320)	(9,490)

Comprehensive income (loss)	30,928	941

Less: comprehensive (income) loss attributable to the non-controlling interest	(2,545)	1,106

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$ 28,383	$ 2,047

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020, AND 2019

(Expressed in thousands of U.S. Dollars - except share and per share data

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE, January 1, 2019	$ 18,025	$ 87,605	$ 996,833	0	0	$ 400,933	$ (8,660)	$ 1,494,736	$ 12,041	$ 1,506,777
Net income						11,537		11,537	(1,106)	10,431
Capital contribution from noncontrolling interest owners to subsidiary									10,000	10,000
Sale of Common Shares		268	603		0			871		871
Cash dividends paid ($0.25 per common share)						(4,392)		(4,392)		(4,392)
Cash dividends declared ($0.50 per Series B preferred share)						(1,000)		(1,000)		(1,000)
Redemption of Series B Redeemable preferred shares	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
Dividends paid on Series B preferred shares						(2,000)		(2,000)		(2,000)
Dividends paid on Series C preferred shares						(2,218)		(2,218)		(2,218)
Dividends paid on Series D preferred shares						(3,746)		(3,746)		(3,746)
Dividends paid on Series E preferred shares						(5,319)		(5,319)		(5,319)
Dividends paid on Series F preferred shares						(7,125)		(7,125)		(7,125)
Other comprehensive loss							(9,490)	(9,490)		(9,490)

BALANCE June 30, 2019	$ 16,025	$ 87,873	$ 952,186	0	0	$ 383,920	$ (18,150)	$ 1,421,854	$ 20,935	$ 1,442,789

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE, January 1, 2020	$ 18,650	$ 95,079	$ 992,020	0	0	$ 364,000	$ (18,353)	$ 1,451,396	$ 20,923	$ 1,472,319
Net income						52,703		52,703	2,545	55,248
Capital contribution from noncontrolling interest									4,000	4,000
Sale of Common Shares		861	2,600					3,461		3,461
Purchase of Treasury Stock				413,533	$ (5,071)			(5,071)		(5,071)
Conversion of Series G Convertible Preferred Shares	(10)	33	(23)
Cash dividends paid ($0.375 per common share)						(7,102)		(7,102)		(7,102)
Dividends paid on Series C preferred shares						(2,219)		(2,219)		(2,219)
Dividends paid on Series D preferred shares						(3,747)		(3,747)		(3,747)
Dividends paid on Series E preferred shares						(5,319)		(5,319)		(5,319)
Dividends paid on Series F preferred shares						(7,125)		(7,125)		(7,125)
Dividends paid on Series G preferred shares						(654)		(654)		(654)
Other comprehensive loss							(24,320)	(24,320)		(24,320)

BALANCE June 30, 2020	18,640	95,973	994,597	413,533	$ (5,071)	390,537	(42,673)	1,452,003	27,468	$ 1,479,471

  The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2020	2019
Cash Flows from Operating Activities:
Net income	$ 55,248	$ 10,431
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	64,230	64,337
Amortization of deferred dry-docking costs	5,101	5,206
Amortization of loan fees	1,867	2,140
Interest expense on long-term receivable, net	1,948	—
Change in fair value of derivative instruments	12,554	(649)
Loss on sale of vessel	3,050	—
Impairment charges	13,450	—
Payments for dry-docking	(1,533)	(4,742)
(Increase) Decrease in:
Accounts receivables	5,549	3,555
Margin deposits	(5,617)	—
Inventories	(1,833)	2,927
Prepaid insurance and other	(1,480)	(563)
Capitalized voyage expenses	(390)	(105)
Increase (Decrease) in:
Payables	(3,700)	(2,801)
Accrued liabilities	(9,321)	(113)
Unearned revenue	2,956	4,981

Net Cash provided by Operating Activities	142,079	84,604

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(24,491)	(31,914)
Vessel acquisitions and/or improvements	(32,931)	(930)
Proceeds from sale of vessels	73,525	—

Net Cash provided by (used in) Investing Activities	16,103	(32,844)

Cash Flows from Financing Activities:
Proceeds from long-term debt	101,978	204,416
Financing costs	(908)	(1,309)
Payments of long-term debt	(176,694)	(268,878)
Purchase of treasury stock, net	(5,071)	—
Proceeds from stock issuance program, net	3,461	871
Cash dividends	(26,166)	(24,800)
Capital contribution from noncontrolling interest to subsidiary	4,000	10,000

Net Cash used in Financing Activities	(99,400)	(79,700)

Net increase (decrease) in cash and cash equivalents and restricted cash	58,782	(27,940)
Cash and cash equivalents and restricted cash at beginning of period	197,770	220,526

Cash and cash equivalents and restricted cash at end of period	$ 256,552	$ 192,586

Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	244,497	182,929
Restricted cash	12,055	9,657
Total Cash and cash equivalents and restricted cash	256,552	192,586

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.        Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

On July 1, 2020, the Company effected a 1-for-5 reverse stock split on its issued and outstanding common stock. In connection with the reverse stock split 33.2 fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

The consolidated balance sheet as of December 31, 2019, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 14, 2020 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

Impact of COVID-19 on the Company’s Business

 The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

 The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and demand for oil which may have a negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for seaborne transportation of oil and oil products which began to develop in the third quarter of 2020 and any continued decline in demand for seaborne transportation of LNG, and in turn charter rates,the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2020, except as discussed below:

Reporting Assets held for sale: If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

Expected credit losses: In June 2016, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13—Financial Instruments—Credit Losses (Topic 326) —Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses” (“ASU 2018-19”), which clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the lease standard.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments ("ASU 2019-04") to clarify certain accounting topics from previously issued ASUs, including ASU 2016-13. ASU 2019-04 addresses certain aspects of ASU 2016-13, including but not limited to, accrued interest receivable, loan recoveries, interest rate projections for variable-rate financial instruments and expected prepayments. ASU 2019-04 provides alternatives that allow entities to measure credit losses on accrued interest separate from credit losses on the principal portion of a loan, clarifies that entities should include expected recoveries in the measurement of credit losses, allows entities to consider future interest rates when measuring credit losses and elect to adjust effective interest rates used to discount expected cash flows for expected loan prepayments.

In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326.

As of January 1, 2020, the Company adopted ASU 2016-13—Financial Instruments—Credit Losses (Topic 326) and respective amendments. The accounting standard amends the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in an immaterial adjustment in the opening balance of retained earnings. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Bad debt provisions in the Consolidated Statements of Comprehensive Income (Loss).

The adoption of ASC 326 primarily impacted trade receivables recorded on the Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data.

The Company assessed that any impairment of receivables arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses. No additional allowance was warranted for the six-month period ended June 30, 2020.

Fair value measurements: In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing U.S. GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements—Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)”, which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning on March 12, 2020 through December 31, 2020. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share ("EPS") calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

2.       Transactions with Related Parties

(a)     Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. The monthly fees include fees which are paid to the technical managers on a monthly basis, including third-party managers for the LNG carriers Maria Energy, Neo Energy, the VLCCs Ulysses, Hercules I, the aframax tankers Sapporo Princess and Maria Princess and the suezmax tanker Eurochampion 2004. The Management Company, for services rendered, charged $5,076 for the second quarter of 2020 and $5,025 for the prior year second quarter. Charges for the first half of 2020 and 2019 amounted to $10,204 and $10,050, respectively.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The amount of $1,500 was accounted in the first six months of 2020 and is included in General and Administrative expenses in the accompanying interim Consolidated Statements of Comprehensive Income (Loss). No such award was granted in the first six months of 2019.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2020, are $10,439 for the remainder of 2020, $21,008 for 2021, $21,194 for 2022, $20,711 for each of 2023 and 2024, and $107,988 from 2025 to 2030.

Management fees for vessels are included in General and administrative expenses in the accompanying interim Consolidated Statements of Comprehensive Income (Loss). Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. During the six months ended June 30, 2020 and June 30, 2019, $371 and $367, respectively were charged and accounted for as part of construction costs for delivered vessels or included in Advances for vessels under construction. For the second quarter of 2020, the amount of $184 was charged, compared to $245 in the second quarter of 2019.

As of June 30, 2020, the amount due to the Management Company was $220 ($197 at December 31, 2019).

(b)    Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. TCM for services rendered charged $255 for the second quarter of 2020 and $445 for the prior year second quarter. For the first half of 2020, charges amounted to $626 compared to $928 for the prior year first half.

As of June 30, 2020, the amount due from TCM was $22,711 ($20,113 at December 31, 2019).

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)    Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2020, the panamax tanker Silia T and the handysize Didimon were sold and for this service, Tsakos Shipping charged a brokerage commission of $245, in total. In the first half of 2019, there were no such charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2020, the amount of $500 in total, was charged for two newbuilding vessels, Caribbean Voyager and Mediterranean Voyager. In the first half of 2019, there were no such charges.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

Tsakos Shipping for services rendered charged $2,389 for the second quarter of 2020 compared to $1,711 for the prior year second quarter. For the first half of 2020, the charge amounted to $4,629 compared to $3,545 for the prior year first half. The amount due to Tsakos Shipping as of June 30, 2020, was $1,925 ($1,386 at December 31, 2019). There is also as of June 30, 2020, an amount of $530 ($350 at December 31, 2019) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)    Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with Tsakos Shipping. For the second quarter of 2020, Argosy, for services rendered, charged $2,472 compared to $2,459 for the prior year quarter. For the first half of 2020, charges amounted to $4,727 compared to $4,751 for the prior year first half. The amount due to Argosy as at June 30, 2020, was $4,887 ($18 at December 31, 2019). There is also an amount of $210 ($18 at December 31, 2019) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e)    AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2020, AirMania, for services rendered, charged $319 compared to $1,438 in the prior year quarter. For the first half of 2020, charges amounted to $1,298 compared to $2,901 for the prior year first half.

The amount due to AirMania as of June 30, 2020, was $245 ($420 at December 31, 2019).

3.       Revenue from Contracts with Customers

Voyage charters and contracts of affreightment: Revenues from voyage charters and contracts of affreightment amounted to $81,232 and $54,563 for the second quarter of 2020 and 2019, respectively, and for the first half of 2020, amounted to $151,043 compared to $114,408 for the prior year first half.

Time and bareboat charters: Revenues from time charter hire arrangements amounted to $109,538 and $89,457 for the second quarter of 2020 and 2019, respectively, and for the first half of 2020, amounted to $218,626 compared to $176,656 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided, primary relating to time charter agreements and to revenue resulting from charter agreements with varying rates. As of June 30, 2020, unearned revenue amounted to $15,023 ($12,067 as December 31, 2019).

4.       Vessels

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. Under these leaseback agreements, there is a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

On January 9, 2020, the Company entered into a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $30,535 each. Under these leaseback agreements, there is a seller’s credit of $5,900 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. Following adoption of ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

Upon adoption of ASC 842, the Company as at January 9, 2020 and January 1, 2019 recognized on the interim consolidated balance sheet right-of-use assets of $47,231 for the two suezmaxes Archangel and Alaska and $29,382, for the two suezmaxes Eurochampion 2004 and Euronike, based on the present value of the future minimum lease payments and an obligation under operating lease of $47,231 and $29,382, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transaction and has not performed any payments prior to the commencement date of the contract. The leaseback agreements include three one-year option periods, following completion of the initial five-year charters, which are not recognized as part of the right-of-use asset and the obligation under operating lease.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating lease was 4.41% and 5.45%, respectively, and the weighted average remaining lease term was 4.53 and 2.48 years, respectively, as at June 30, 2020. Amortization of the right-of-use asset is recognized on a straight-line basis from the commencement date of the contract to the end of the sale and leaseback, provided that no impairment will be recognized over the lease term. As of June 30, 2020, both the right-of use assets and the corresponding obligations under operating leases were $61,890 (current portion of obligations under operating leases $18,283 and non-current portion of obligations under operating leases $43,607).

Year	Lease Commitment
July 1 to December 31, 2020	9,862
2021	19,694
2022	19,661
2023	10,656
2024	10,656

Minimum net lease payments	70,529
Less: present value discount	(8,639)

Total Obligations under operating lease (current and non-current portion)	61,890

The Company has subleased the vessels and has recognized sublease revenue, net of voyage expenses of $14,935 and $2,321 for the second quarter of 2020 and 2019, respectively. The amount of $24,117 was recognized for the first half of 2020 compared to $5,440 in the prior year first half.

Vessels held for sale

As of June 30, 2020, the Company reclassified the aframax tanker Izumo Princess as held and used, previously classified as held for sale. On the same date, the vessel was replaced with the aframax tanker Sakura Princess, which met the held for sale criteria and is expected to be sold within a year.

At December 31, 2019, the Company considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale.

Sales

During the first half of 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), and its handysize vessel, Didimon, realizing a net loss of $3,050, which is separately reflected in the accompanying Consolidated Statement of Comprehensive Income (Loss).

There were no vessel sales during the first half of 2019.

Impairment

As of June 30, 2020, the Company reviewed the carrying amount in connection with the estimated recoverable amount and probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for two of the Company’s vessels; Izumo Princess and Sakura Princess. As of June 30, 2020, the Company decided not to sell Izumo Princess, which was previously classified as held for sale and reclassified it as held and used. The carrying amount written down to $22,750 consists of the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value as of June 30, 2020, resulting in an impairment charge of $2,750 and included in Impairment charges in the accompanying Consolidated Statements of Comprehensive Income (Loss). The Company had not recorded impairment related to the aframax tanker Izumo Princess, which was previously classified as held for sale during the period ended June 30, 2019. As of June 30, 2020, the Company classified the aframax tanker Sakura Princess as held for sale and was written down to $22,750, based on the lower of the carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The resulting impairment charge was $10,700 and is included in Impairment charges in the accompanying Consolidated Statements of Comprehensive Income (Loss).

5.       Deferred Charges

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $22,883 and $27,648, at June 30, 2020 and December 31, 2019, respectively. Amortization of deferred dry-docking costs was $5,101 during the first six months of 2020 and $5,206 during the first six months of 2019 and is included in Depreciation and amortization in the accompanying interim Consolidated Statements of Comprehensive Income (Loss).

6.       Long-Term Debt

Long-Term Debt (Table)

Facility	June 30, 2020	December 31, 2019
Term Bank Loans	1,469,835	1,544,551
Less deferred finance costs, net	(9,296)	(10,255)

Total long-term debt	1,460,539	1,534,296
Less current portion of debt	(186,363)	(238,351)
Add deferred finance costs, current portion	2,702	2,838

Total long-term portion, net of current portion and deferred finance costs	1,276,878	1,298,783

Term bank loans

Term loan balances outstanding at June 30, 2020, amounted to $1,469,835. These bank loans are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between December 2020 and November 2030. Interest rates on the outstanding loans as of June 30, 2020 are based on LIBOR plus a spread. As of June 30, 2020, interest rates on these term bank loans ranged from 1.91%  to 3.96% .

On January 9, 2020, the Company prepaid the amount of $26,815 to lenders due to sale of the two suezmax tankers, Archangel and Alaska.

On February 3, 2020, the Company prepaid the amount of $10,660 to lenders due to sale of its suezmax tanker Silia T.

On March 19, 2020, the Company signed a new ten-year loan agreement amounting to $16,800 to refinance the existing loan of two vessels, the handysize Byzantion and Bosporos. On April 14 and April 16, 2020, the Company prepaid the amount of $17,558 and drew down the amount of $16,380, respectively. The new loan is repayable in ten semi-annual installments of $1,365, commencing six months after the drawdown date, plus a balloon of $2,730 payable together with the last installment.

On March 20, 2020, the Company signed a four and a half-year amended agreement on the loan dated May 31, 2019, for $2,438 top-up tranche to existing loan for the financing of four vessels, the panamax tankers, Maya, Inca, Selini and Salamina. The top-up tranche was drawn on April 14, 2020 and is repayable in nine semi-annual installments of $146 and $75 commencing on May 29, 2020 and June 15, 2020, plus a balloon of $449 payable together with the last installment.

On March 25, 2020, the Company signed a new five-year loan agreement amounting to $40,000 to refinance the existing loan of its aframax tanker, Marathon TS. The amount of $39,800 was drawn on March 27, 2020 and the amount of $31,890 was prepaid on the same date. The new loan is repayable in ten semi-annual installments of $1,244, commencing six months after the drawdown date, plus a balloon of $27,360 payable together with the last installment.

On April 3, 2020, the Company signed an amended agreement on the loan dated August 22, 2014, for a $3,789 top-up tranche to the existing loan for the financing of its aframax tanker Stavanger TS. The amount of was drawn on April 15, 2020 and is repayable in nine semi-annual installments of $324 commencing nine months after the drawdown date, plus a balloon of $873  payable together with the last installment.

On June 23, 2020, the Company prepaid the amount of $6,238 to lenders due to sale of the handysize tanker Didimon.

On July 15, 2020, the Company signed a new six-year loan agreement amounting to $37,500 to refinance the existing loan of its aframax tanker Bergen TS. On August 6, 2020, the Company drew down $37,125 and prepaid the amount of $34,031 on the same date. The new loan is repayable in twelve semi-annual installments of $1,326, commencing six months after the drawdown date, plus a balloon of $21,213 payable together with the last installment.

On July 17, 2020, the Company signed a new two-year loan agreement amounting to $27,750 relating to pre delivery partial financing of the LNG carrier under construction Hull 3157. On September 24, 2020, an amount of $13,875 was draw down to partly finance the third yard installment. The loan is repayable in a single bullet payment on the termination date.

On September 9, 2020, the Company signed a new five-year loan agreement amounting to $47,000 to refinance two existing loans for the panamax tanker, Andes and for the two aframax tankers Izumo Princess, Asahi Princess and the handysize tanker Aegeas. On September 16 and 17, 2020, the Company drew down the amount of $45,500 and prepaid the total amount of $29,169 on September 17, 2020. The new loan is repayable in ten semi-annual installments of $4,550, commencing six months after the drawdown date.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2020	3.20%
Three months ended June 30, 2019	4.61%
Six months ended June 30, 2020	3.51%
Six months ended June 30, 2019	4.68%

The above term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $162,598  at June 30, 2020 and $104,979 at December 31, 2019, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,700. Four loan agreements require a monthly pro rata transfer to a retention account of any principal due, but unpaid.

As of June 30, 2020, the Company and its wholly and majority owned subsidiaries had thirty loan agreements, with an aggregate principal amount outstanding thereunder totaling $1,469,835. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in one of its loan agreements, which did not require an amount to be reclassified within current liabilities at June 30, 2020.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

The annual principal payments required to be made after June 30, 2020, are as follows:

Period/Year	Amount
July to December 2020	88,293
2021	220,382
2022	173,504
2023	279,361
2024	269,503
2025 and thereafter	438,792

1,469,835

7.       Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Interest expense	13,788	18,135	27,902	36,998
Less: Interest capitalized	(268)	(300)	(565)	(468)

Interest expense, net	13,520	17,835	27,337	36,530
Bunkers swap, put and call options cash settlements	1,958	401	3,494	668
Bunker put options premium, net	(429)	—	1,246	—
Amortization of loan fees	947	1,070	1,867	2,140
Bank charges	168	62	245	149
Discount of long-term receivables, net	(131)	—	1,948	—
Change in fair value of non-hedging financial instruments	(2,152)	1,894	11,337	(632)

Net total	13,881	21,262	47,474	38,855

At June 30, 2020, the Company was committed to twelve floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $608,591, maturing from July 2020 through October 2027, on which it pays fixed rates averaging 2.06% and receives floating rates based on the six-month LIBOR (Note 12).

As of June 30, 2020, and December 31, 2019, eleven and eight, respectively, interest rate swap agreements were designated and qualified as cash flow hedges, to hedge the Company’s exposure to interest rate fluctuations. The fair value of such financial instruments as of June 30, 2020 and December 31, 2019, in aggregate amounted to $40,439 (negative) and $14,832 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2020, that is estimated to be reclassified into earnings within the next twelve months to June 30, 2020 is $9,244.

As of June 30, 2020, and December 31, 2019, the Company held one interest rate swap that did not meet hedge accounting criteria. The fair value of the financial instrument as of June 30, 2020 and December 31, 2019, amounted to $112 (negative) and $187 (negative), respectively. As such, the change in its fair value during the first half of 2020 and 2019 has been included in Change in fair value of non-hedging financial instruments and amounted to a gain of $75 and a loss of $143, respectively.

As of June 30, 2020, and December 31, 2019, the Company held one call option agreement to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call option as of June 30, 2020 and December 31, 2019, was $5 (positive) and $147 (positive), respectively. The change in the fair values during the first half of 2020 and 2019 amounting to $142 (negative) and $99 (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

As of June 30, 2020, and December 31, 2019, the Company held twenty-nine and twenty-five bunker swap agreements, respectively, to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of these instruments on June 30, 2020 and December 31, 2019, was $15,908 (negative) and $2,850 (negative), respectively. The changes in the fair values in the first half of 2020 and 2019 was $13,058 (negative) and $874 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above.

During the first half of 2020, the Company entered into six  put option agreements in order to reduce the losses of the bunker swap agreements. The Company paid a total premium of $1,675 and received $429. The fair value of the six put options on June 30, 2020, was $1,788 (positive). The change in the fair values in the first half of 2020 was $1,788 (positive).

8.     Stockholders’ Equity

During the first half of 2020, the Company issued 172,227 common shares for net proceeds of $3,461. During the first half of 2019, the Company issued 53,575 common shares for net proceeds of $871.

On May 15, 2020, the Company launched the stock repurchase program for open market purchases for its common and/or its preferred shares, which program was authorized by its Board of Directors on March 23, 2020. The Company has available up to $50 million of common and preferred shares with $5.00 par value per share. As of June 30, 2020, the Company has acquired as treasury stock, 413,533 common shares for a total amount of $5,071.

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse stock split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse split became effective on July 1, 2020. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

On January 30, 2020 and April 30, 2020, the Company paid dividends of $0.55469 per share, $2,219 in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7,125 in total, on its 9.50% Series F Preferred Shares.

On January 30, 2019 and April 30, 2019, the Company paid dividends of $0.50 per share, $2,000 in total, on its 8.00% Series B Preferred Shares, $0.55469 per share, $2,218 in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7,125 in total, on its 9.50% Series F Preferred Shares.

On February 28, 2020, and May 29, 2020, the Company paid dividends of $0.54687 per share, $3,747  in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,319 in total, on its Series E Preferred Shares. On February 28, 2019, and May 29, 2019, the Company paid dividends of $0.54687 per share, $3,746 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,319 in total, on its Series E Preferred Shares.

As of June 30, 2020, the Company was in full compliance with all the covenants contained within the terms of its Series C Preferred Shares. There are no financial covenants in the Company’s other outstanding series of preferred shares.

On June 26, 2020, the Company paid a dividend of $0.375 per common share , of $7,102 in total, to common stockholders and $654  in total, to Series G shareholders. On May 30, 2019, the Company paid a dividend of $0.25  per common share, $4,392 in total.

In the second quarter of 2020, Mare Success S.A, owned 51% by the Company, increased its paid-in capital by $8,163, of which $4,163 constituted the 51% portion contributed by the Company and the $4,000 constituted the 49% portion contributed by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of Flopec Petrolera Ecuatoriana (“Flopec”). After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Byzantion and Bosporos. During the second quarter of 2020, the Company transferred the net assets of Byzantion and Bosporos to Mare Success. S.A. The Company accounted for the transaction at the carrying amounts of the net assets.

In the second quarter of 2019, Mare Success S.A, owned 51% by the Company, increased its paid-in capital by $20,408, of which $10,408 constituted the 51% portion contributed by the Company and the $10,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Selini and Salamina. During the second quarter of 2019, the Company transferred the net assets of Selini and Salamina to Mare Success. S.A. The Company accounted for the transaction at the carrying amounts of the net assets.

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of three and one-third common shares per Series G Convertible Preferred Share.  All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company.

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company may also redeem in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels.

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised. On September 1, 2020 the redemption call option expired unexercised.

On December 23, 2019 and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares converted into 583,333 and 6,667 common shares, respectively.

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021 (the “Redemption Date”), subject to certain limitations, outstanding Series G Convertible Preferred Shares having a redemption price of up to $35,000 will be mandatorily exchanged for preferred shares (the “Shyris Shipping Preferred Shares”) to be issued by the subsidiary of the Company that will own such crude oil tankers after receipt of requisite approvals (Shyris Shipping).  The redemption price at which the Series G Convertible Preferred Shares will be exchanged will be the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. To the extent certain limitations result in less than $35,000 of Shyris Shipping Preferred Shares being issued on the Redemption Date, Series G Convertible Preferred Shares with an aggregate redemption price equal to such shortfall will remain subject to redemption prior to the fifth anniversary of the share purchase agreement. After such time, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate or be redeemed for Shyris Shipping Preferred Shares. Any other Series G Convertible Preferred Shares not exchanged for Shyris Shipping Preferred Shares on the Redemption Date will automatically convert on such date into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The Series G Convertible Preferred shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping.

On June 28, 2019, the Company declared the redemption of all of its 2,000,000 Series B Preferred Shares, $25.00 per share and the payment of the final dividend of $0.50 per share, on the same date, July 30, 2019. Upon declaration, the Company re-classified an amount equal to the fair value of the Series B Preferred Shares from equity to current liabilities. The difference between the carrying value and the fair value of the Series B Preferred Shares, amounting to $2,750, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2019 (Note 10).

9.      Accumulated other comprehensive loss

In the first half of 2020 and 2019, accumulated other comprehensive loss increased with unrealized losses of $24,320 and $9,490, respectively, which resulted from changes in fair value of financial instruments.

10.       Earnings (loss) per Common Share

The Company calculates basic earnings (loss) per share in conformity with the two-class method required for companies with participating securities. The Company considered its Series G Convertible Preferred Shares to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares. The Company calculates diluted earnings (loss) per share using the most dilutive of the two-class method and the treasury stock method.

Under the two-class method, basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase. Diluted earnings (loss) per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period.

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Numerator
Net income attributable to Tsakos Energy Navigation Limited	31,479	305	52,703	11,537
Preferred share dividends Series B	—	(1,000)	—	(2,000)
Preferred share dividends Series C	(1,109)	(1,109)	(2,219)	(2,218)
Preferred share dividends Series D	(1,874)	(1,874)	(3,747)	(3,746)
Preferred share dividends Series E	(2,659)	(2,659)	(5,319)	(5,319)
Preferred share dividends Series F	(3,562)	(3,562)	(7,125)	(7,125)
Preferred share dividends, Convertible Series G	(218)	—	(654)	—
Undistributed income to Series G participants...	(1,653)	—	(2,219)	—
Deemed dividend on Series B Preferred shares	—	(2,750)	—	(2,750)

Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	20,404	(12,649)	31,420	(11,621)

Denominator
Weighted average number of shares, basic and diluted	19,087,556	17,550,394	19,105,159	17,535,743
Earnings (loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited	$ 1.07	$ (0.72)	$ 1.64	$ (0.66)

11.       Commitments and Contingencies

As of June 30, 2020, the Company had three vessels under construction, two suezmax tankers and one LNG carrier.

The total contracted amount plus extra costs agreed for the three vessels under construction as of June 30, 2020, was $330,183. As of June 30, 2020, the outstanding amount was $269,244. The amount of $134,705 is payable within the second half of 2020 and the amount of $134,539 is payable within 2021.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2020, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July 1 to December 31, 2020	155,650
2021	225,552
2022	143,931
2023	99,415
2024 to 2028	209,835

Minimum charter revenues	834,383

These amounts do not assume any off-hire.

12.       Financial Instruments

(a)      Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)      Concentration of credit risk: Financial instruments that are subject to credit risks consist principally of cash, trade accounts receivable, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it was determined that COVID-19 did not have material adverse effect on its business, results of operation and financial condition as of June 30, 2020.

(c)      Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables, margin deposits, accounts payable and due from/to related parties, approximate their respective fair values due to the short maturity of these instruments, as at June 30, 2020 and December 31, 2019. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable estimates that the amount presented on the accompanying Consolidated Balance Sheet approximates the amount that is expected to be received by the Company in the event of the end of the non-cancellable lease period.

The fair values of the interest rate swap agreements, bunker swap agreements and call option agreement and put option agreements discussed in Note 7 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives as of June 30, 2020 and December 31, 2019, are as follows:

	Carrying Amount June 30, 2020	Fair Value June 30, 2020	Carrying Amount December 31, 2019	Fair Value December 31, 2019
Financial assets (liabilities)
Cash and cash equivalents	244,497	244,497	184,835	184,835
Restricted cash	12,055	12,055	12,935	12,935
Margin deposits	5,617	5,617	—	—
Debt	(1,469,835)	(1,469,835)	(1,544,551)	(1,544,551)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of June 30, 2020, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $5,617, which is recorded within margin deposits in the Consolidated Balance Sheets. No cash collateral was posted as of December 31, 2019.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of comprehensive income (loss) or in the Balance sheet, as a component of Accumulated other comprehensive income (loss).

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2020 Fair Value	December 31, 2019 Fair Value	June 30, 2020 Fair Value	December 31, 2019 Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	131	10,445	3,024
	Financial instruments - Fair value, net of current portion	—	260	29,994	12,199

	Subtotal	—	391	40,439	15,223

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2020 Fair Value	December 31, 2019 Fair Value	June 30, 2020 Fair Value	December 31, 2019 Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	112	121
Interest rate swaps	Financial instruments - Fair value, net of current portion	—	—	—	66
Bunker swaps	Current portion of financial instruments - Fair value	—	520	7,451	755
Bunker swaps	Financial instruments - Fair value, net of current portion	—	27	8,457	2,642
Bunker put options	Current portion of financial instruments - Fair value	1,481	—	213	—
Bunker put options	Financial instruments - Fair value, net of current portion	730	—	211	—
Bunker call options	Current portion of financial instruments-Fair value	5	147	—	—
Bunker call options	Financial instruments-Fair value, net of current portion	—	—	—	—

	Subtotal	2,216	694	16,444	3,584

Total derivatives		2,216	1,085	56,883	18,807

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2020	2019	2020	2019
Interest rate swaps	(3,927)	(5,886)	(25,934)	(9,623)

Total	(3,927)	(5,886)	(25,934)	(9,623)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2020	2019	2020	2019
Interest rate swaps	Depreciation expense	(47)	(47)	(94)	(94)
Interest rate swaps	Interest and finance costs, net	(1,828)	—	(1,520)	(39)

Total		(1,875)	(47)	(1,614)	(133)

Derivatives not designated as Hedging Instruments–Net effect on the Consolidated Statement of Comprehensive Income (Loss)

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2020	2019	2020	2019
Interest rate swaps	Interest and finance costs, net	(1)	(123)	75	(143)
Bunker swaps	Interest and finance costs, net	1,511	(1,626)	(16,774)	874
Bunker put options	Interest and finance costs, net	(886)	—	886	—
Bunker call options	Interest and finance costs, net	(1)	(545)	(264)	(765)

Total		623	(2,294)	16,077	(34)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of June 30, 2020 and December 31, 2019 was $42,673 and $18,353, respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2020 and December 31, 2019 using level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2020	December 31, 2019
Interest rate swaps	(40,551)	(15,019)
Bunker swaps	(15,908)	(2,850)
Bunker put options	1,787	—
Bunker call options	5	147

	(54,667)	(17,722)

 13.       Subsequent Events

The Company evaluated subsequent events (other than those disclosed above), until the date these interim consolidated financial statements were available to be issued.

(a)      On July 1, 2020, the Company signed a shipbuilding contract for the construction of one DP2 Shuttle tanker from Daehan Shipbuilding Co, ltd.

(b)      On July 1, 2020, the Company drew down an amount of $6,979 for the fourth installment of the suezmax tanker under construction, Apollo Voyager.

(c)      On July 30, 2020, the Company paid dividends of $0.55469 and $0.59375 per share on its 8.875% Series C and its 9.50% Series F Preferred Shares, respectively.

(d)      On August 26, 2020, the Company drew down an amount of $6,733 for the fourth installment of the suezmax tanker under construction, Hull 8042.

(e)       On August 28, 2020, the Company paid dividends of $0.54687 per share on its 8.75% Series D Preferred Shares and $0.57812 per share on its 9.25% Series E Preferred Shares, respectively.

(f)       On September 16, 2020, the Company drew down an amount of $35,415 for the fifth installment of the suezmax tanker Apollo Voyager, which was delivered on September 21, 2020.

(g)      On September 30, 2020, the Company announced the redemption of all of its 2,000,000 Series C Preferred Shares on October 30, 2020.

(h)      Subsequent to June 30, 2020, the Company acquired as treasury shares, 377,001 common shares for a total amount of $3,270 pursuant to its share repurchase program.

EXHIBIT INDEX

99.1 Capitalization at June 30, 2020

99.2 Amendment to Certificate of Designation of Series G Preferred Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2020

TSAKOS ENERGY NAVIGATION LIMITED

By: __/s/_Paul Durham_____

Paul Durham

Chief Financial Officer